Exhibit 99.1

Aurora Cannabis Announces Appointment of New Director

 NASDAQ | TSX: ACB

Newly created directorship to be filled by Rajesh Uttamchandani

EDMONTON, AB, May 15, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian based leading global medical cannabis company, announced today the appointment of Rajesh Uttamchandani to the Company's Board of Directors (the "Board"), effective today.

Mr. Uttamchandani joins the Board with notable expertise in strategy development, innovation, human capital and governance. His impressive career is characterized by executive level roles with leading businesses in emerging technology, FinTech, human capital consulting and global education. Most recently, he was the Chief People Officer for ApplyBoard, an organization recognized as one of the fastest-growing technology companies in Canada. Previous roles include serving as Chief Operating Officer and Chief People Officer at MaRs Discovery District, North America's largest urban innovation hub committed to advancing companies during their prime periods of growth and Chief Human Resources Officer and Managing Director at Zafin, a Global FinTech supporting modernization of the world's Tier-1 banks.

"I am very pleased to be welcoming Raj to our Board of Directors. He brings a breadth of knowledge and capability from a variety of sectors and disciplines that will undoubtedly be additive to Aurora and complement the existing strength of our Board. As we pursue our objective to achieve sustainable performance and global leadership in the cannabis market, we will benefit from Raj's experience in human capital, strategy and innovation – all of which are woven into our strategic priorities – as well as from his past and current directorships," said Ron Funk, Chairman of Aurora Cannabis.

Mr. Uttamchandani brings to Aurora a wealth of experience as current and past Director for private and public organizations, including LifeSpeak, Ontario Cannabis Stores, Mackenzie Health, and several not-for-profit organizations. Mr. Uttamchandani holds several degrees and professional designations, including a Master of Industrial Relations and Human Resources from University of Toronto; a Juris Doctor from Osgoode Hall Law School; and an L.L.M in Employment and Labour, also from Osgoode Hall Law School. He is a holder of the Institute of Corporate Directors Director designation (ICD.D) and is a lawyer called to the Bar of Ontario.

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult- use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the appointment of a new director to the Company's Board of Directors and associated benefits, and the Company's plans to achieve sustainable performance and global leadership in the cannabis market.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-announces-appointment-of-new-director-302145765.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2024/15/c2351.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Investor Relations, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 15-MAY-24